SCHEDULE A
to the Investment Advisory Agreement

Series of Professionally Managed Portfolios	Annual Fee Rate as a Percentage of Average Daily Net Assets

Contravisory Strategic Equity Fund	0.80%

Effective Date:  April 30, 2013

PROFESSIONALLY MANAGED PORTFOLIOS	CONTRAVISORY INVESTMENT MANAGEMENT, INC.

By: /s/ Elaine E. Richards	By: /s/ William M. Noonan
Name: Elaine E. Richards	Name: William M. Noonan
Title: President	Title: President